Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-165002

(Supplementing Preliminary Prospectus dated September 22, 2010)

$375,000,000

Vertex Pharmaceuticals Incorporated

3.35% Convertible Senior Subordinated Notes due 2015

Final Term Sheet

(VRTX / NASDAQ)

Issuer:	Vertex Pharmaceuticals Incorporated (“Vertex”)

Title of Securities:	3.35% Convertible Senior Subordinated Notes due 2015 (the “notes”)

Offering Size:	$375,000,000

Option to Purchase Additional Notes:	$25,000,000

Public Offering Price:	100% of principal amount ($1,000.00 per note), plus accrued interest, if any, from September 28, 2010

Underwriting Discount:	2.00% ($20.00 per note)

Net Proceeds Before Expenses:	$367,500,000 ($392,000,000 if the underwriter exercises its option to purchase additional notes in full)

Maturity:	October 1, 2015

Interest Rate:	3.35% per year, payable semiannually in arrears in cash

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2011

Last Sale Price of Common Stock (September 22, 2010):	$36.17

Conversion Price:	Approximately $48.83, subject to adjustment

Conversion Premium:	Approximately 35%

Conversion Rate:	20.4794, subject to adjustment

Provisional Redemption:

Prior to October 1, 2013, Vertex may redeem all or any portion of the notes, at once or over time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed if the closing price of its common stock has exceeded 130% of the applicable conversion price for at least 20 trading days within a period of 30 consecutive trading days. If Vertex elects to redeem notes during this period, it will make an additional payment upon provisional redemption in an amount equal to $100.50 per $1,000 principal amount of notes (three years of interest on the notes), less the amount of any interest paid on the notes from issuance, so that the interest paid by Vertex on such notes, together with the additional payment upon provisional redemption, will equal an amount corresponding to three years of interest on the applicable notes.

Optional Redemption:

On or after October 1, 2013, Vertex may redeem the notes at its option at the redemption prices stated below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

	Year	Redemption Price
	October 1, 2013	101.34%
	October 1, 2014	100.67%

Repurchase at the Option of Holder Upon a Fundamental Change:

If a fundamental change occurs, each holder may require Vertex to repurchase all or a portion of such holder’s notes at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Make-Whole Premium Upon a Fundamental Change:

If a fundamental change described under clauses (1) or (2) of the definition of a change in control in the Preliminary Prospectus Supplement dated September 22, 2010 occurs, Vertex will pay a make-whole premium on the notes converted in connection with such fundamental change by increasing the conversion rate on such notes.

The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid per share of common stock on the effective date:

Stock Price on	Effective Date
Effective Date	September 28, 2010	October 1, 2011	October 1, 2012	October 1, 2013	October 1, 2014	October 1, 2015
$36.17	7.1678	7.1678	7.1678	7.1678	7.1678	7.1678
$40.00	5.5972	5.2650	4.8010	4.5206	4.5206	4.5206
$45.00	4.1374	3.6841	3.0411	1.7428	1.7428	1.7428
$48.83	3.3316	2.8316	2.1407	0.0000	0.0000	0.0000
$60.00	1.9064	1.3715	0.7815	0.0000	0.0000	0.0000
$70.00	1.3264	0.8946	0.4424	0.0000	0.0000	0.0000
$80.00	1.0759	0.7263	0.3583	0.0000	0.0000	0.0000
$100.00	0.7836	0.5411	0.2700	0.0000	0.0000	0.0000
$140.00	0.5050	0.3561	0.1776	0.0000	0.0000	0.0000
$180.00	0.3581	0.2561	0.1264	0.0000	0.0000	0.0000

If the stock price on the effective date exceeds $180 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.

If the stock price on the effective date is less than $36.17 per share, subject to adjustment, no adjustment to the applicable conversion rate will be made.

Notwithstanding the foregoing, in no event will the applicable conversion rate exceed 27.6472 shares per $1,000 principal amount of notes, subject to adjustment.

Trading:	The notes will not be listed on any securities exchange or included in any automatic quotation system.

Trade Date:	September 23, 2010

Settlement Date:	September 28, 2010

CUSIP:	92532F AN0

Sole Underwriter:	Merrill Lynch, Pierce, Fenner, & Smith Incorporated

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Vertex has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vertex has filed with the SEC for more complete information about Vertex and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Vertex, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.